2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Fastenal Company (FAST)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Fastenal Company (FAST)
Vote Yes: Item #4– Human Capital Management Disclosures

Annual Meeting: April 25, 2020

CONTACT: Andrew Behar|abehar@asyousow.org

THE PROPOSAL

Shareholders request that the Board of Directors issue a report to shareholders by 180 days after the 2020 Annual Meeting, at reasonable expense and excluding confidential information, assessing the diversity of our company's workforce.

SUMMARY

Proponents recommend that the assessment include, at a minimum:

•	metrics on the percentages of gender categories for global operations, and the standard EEO-1 racial and ethnic group categories for U.S. operations, disaggregated, at a minimum, into management (Executive/ Senior-Level, and First/Mid-Level Officials) and non-managerial employees (all other EEO-1 Standard Occupational Classifications);

•	and the amounts of any legal or regulatory fines and settlements associated with diversity issues.

This is a resubmission of a 2019 proposal that received more than 41% support, yet our Company refuses to implement the request. The 2020 proposal actually calls for somewhat narrower disclosure than the 2019 proposal.

RATIONALE FOR A YES VOTE

Diversity reporting is financially material for Fastenal’s investors. As the Sustainability Accounting Standards Board (SASB) notes,

t]he Multiline and Specialty Retailers & Distributors industry is consumer-facing and relies on the ability to communicate effectively with customers during the sales process and adapt to changing consumer demands for products. As the populations of many developed markets undergo a massive demographic shift, including increases in minority populations, companies in this industry can benefit from ensuring that their company culture and hiring and promotion practices embrace the building of a diverse workforce at management- and junior-level positions. Retailers that respond to this demographic shift and employ staff who will be able to recognize the needs of diverse populations may be better able to capture demand from segments that have traditionally been overlooked, which can provide companies a competitive advantage. Furthermore, such companies may benefit from decreased legal and regulatory risks, as well as improved reputational value.1

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1 MULTILINE AND SPECIALTY RETAILERS & DISTRIBUTORS, Sustainability Accounting Standard, Prepared by the Sustainability Accounting Standards Board, October 2018, p.16. Available at https://www.sasb.org/wp-content/uploads/2018/11/Multiline_and_Specialty_Retailers_Distributors_Standard_2018.pdf

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Fastenal Company | Human Capital Management Disclosures

For these reasons the SASB has determined that “Workforce Diversity and Inclusion” is a sustainability issue “most likely to impact the operating performance or financial condition of the typical company in [the Multiline and Specialty Retailers & Distributors] industry.”

The SASB has created financially material disclosure standards based on decision-useful, comparable metrics that allow investors to measure the impact of workforce diversity on operating performance and financial condition. The metrics referenced by the SASB standard are “[p]ercentage of gender and racial/ethnic group representation for (1) management and (2) all other employees;” and “[t]otal amount of monetary losses as a result of legal proceedings associated with employment discrimination.” Disclosure of both of these metrics is recommended in the Supporting Statement of the Proposal.

The Company’s opposition to the Proposal centers on:

•	Its “policy to provide equal employment opportunity / affirmative action to all employees and applicants for employment in accordance with all applicable federal, state, or local, executive orders, regulations and laws;”

•	The implementation of “several initiatives designed to foster diversity of employees across our global operations,” including centralized application review by Fastenal’s Diversity and Compliance Team, recruiting trainings focusing on equal employment opportunity and affirmative action, a recent update (December 2019) of the "Social Responsibility" page on its website highlighting generalized statistical information associated with historical levels of female and minority employees, distributing job postings to more than 600 diversity websites, and a commitment to inclusion of diverse candidates in future board and/or CEO searches;

•	Dismissal of a “rigorous analysis from an esteemed organization” referenced in the proposal contradicting Fastenal’s belief that its workforce is becoming more diverse;

•	The assertion that, “we do not believe that EEO-1 data is a reliable measure of our global commitment to equal opportunity employment and, as with all data, it can be subject to misinterpretation or abusive practices by competitors.” In addition, the Company expresses a desire to “[keep] our employees' personal information strictly confidential, unless disclosure is required by law or regulation.”

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The Company’s first two points are appreciated and laudable, but don’t satisfy the needs of investors who require material disclosure to monitor the progress of workforce diversity. The third and fourth points are dubious.

Material disclosure is the basis of the Proposal, and the basis of federal securities law

Disclosure is the bedrock concept of federal securities law. As the Supreme Court has stated, “‘[t]his Court “repeatedly has described the ‘fundamental purpose’ of the [1934 Securities Exchange] Act as implementing a ‘philosophy of full disclosure.’”2 The most salient aspect in considering whether disclosures are helpful to investors is related to materiality, a concept which has been considered “the cornerstone of the federal securities laws since Congress incorporated this principle in the first of these laws in the 1930s.”3

The Supreme Court took up the definition of materiality in 1976’s TSC Industries v. Northway.4 The Court arrived at a definition of materiality that is now widely known:

What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.5

The Court’s exposition of materiality therefore highlighted that the essential aspect of the materiality test was that a fact be decision-useful in the eyes of the reasonable investor. Decision-usefulness necessarily implies comparability, as “…investment decisions essentially involve a choice between competing investment alternatives.”6 Comparability is stifled, however, in the absence of metrics.

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2 Basic v. Levinson, 485 U.S. 230 (1988).

3 Business Roundtable, The Materiality Standard for Public Company Disclosure: Maintain What Works, 3 (Oct. 2015), http://businessroundtable.org/sites/default/files/reports/Materiality%20White%20Paper%20FINAL%2009-29-15.pdf

4 TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

5 Id. at 449; See also Basic v. Levinson, 485 U.S. 224, 232 (1988) (“We now expressly adopt the TSC Industries standard of materiality for the § 10(b) and Rule 10b-5 context.”); Halliburton Co. v. Erica P. John Fund, Inc., 134 S. Ct. 2398, 2413 (2014) (reaffirming this standard of materiality) .

6 40 Fed. Reg. 51,662 (Nov. 6, 1975)

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The Increasing Materiality of Human Capital Disclosures

The SEC has recognized the increasing materiality of human capital disclosures concerning diversity. Last year, the Commission issued a release proposing for public comment amendments to modernize the description of business, legal proceedings, and risk factor disclosures that registrants are required to make pursuant to Regulation S-K.7 Among the discussion topics proposed for “Narrative Description of Business,” Item 101(c), were proposals for the modernization of human capital management disclosures. The Commission noted that, “[b]ecause human capital may represent an important resource and driver of performance for certain companies, and as part of our efforts to modernize disclosure, we propose to amend Item 101(c) to refocus registrants’ human capital resources disclosures.”8 One important source for input on this matter is a report submitted by the SEC Investor Advisory Committee (IAC).9 The IAC found that, “[i]nstitutional and retail investors have a pronounced interest in clear and comparable information about how firms approach [Human Capital Management]. This interest is reflected in ongoing projects by the Sustainability Accounting Standards Board (SASB) (emphasis added).”10 Among the IAC’s specific material disclosure recommendations were those concerning “race/ethnicity and gender diversity data.”11 SEC Chair Jay Clayton, in addressing the IAC with reference to Human Capital Management, re-iterated that the Commission’s disclosure requirements must be rooted in the principles of materiality and comparability, and noted that, “for human capital, I believe it is important that the metrics allow for period to period comparability for the company (emphasis added).”12 Investors have a right to material and comparable Human Capital Management disclosure from Fastenal.

The dearth of metrics in sustainability disclosure has frustrated the reasonable investor

The SASB has produced a series of exhaustive analyses of U.S. issuers’ financial disclosures.13 The Board has found that while most issuers already address most SASB topics in their filings (“73 percent of companies in the analysis reported on at least three-quarters of the sustainability topics included in their industry standard”),14 “most sustainability disclosure consists of boilerplate language, which is largely useless to investors: The most common form of disclosure across the majority of industries and topics was generic boilerplate language, which is inadequate for investment decision-making.”15 Moreover, “[s]ustainability performance metrics are rarely disclosed and lack comparability when they are: Companies used metrics—obviously more useful to investment analysis—in around 29 percent of the cases in which a disclosure occurred. Importantly, even in these cases, the metrics were non-standardized and therefore lacked comparability from one firm to the next.”16 The SASB sums up the issue of ESG disclosure with the statement, “…by and large, companies continue to take a minimally compliant approach to sustainability disclosure.”17

Investor frustration with the lack of metrics in sustainability reporting is palpable: According to PwC, “[m]ore than nine out of ten investors (92%) say companies are not disclosing ESG data in a way that makes it easy to compare to other companies...”18 Clearly, disclosure that is not grounded in metrics, or relies on metrics that are not comparable, cannot meet the test of being decision-useful to the reasonable investor. Fastenal may be an inclusive company and its workforce may be diverse, or not; this is irrelevant to its investors if the Company’s current body of disclosure does not meet the test of comparability. If the Company’s disclosure does not qualify as decision-useful in the eyes of a reasonable investor, then it does not meet the materiality standard requested by the Proposal.

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7 SECURITIES AND EXCHANGE COMMISSION 17 CFR 229, 239, and 240 [Release Nos. 33-10668; 34-86614; File No. S7-11-19] RIN 3235-AL78. Modernization of Regulation S-K Items 101, 103, and 105 https://www.sec.gov/rules/proposed/2019/33-10668.pdf

8 Id. At 48.

9 Recommendation of the Investor Advisory Committee, Human Capital Management Disclosure, March 28, 2019. https://www.sec.gov/spotlight/investor-advisory-committee-2012/human-capital-disclosure-recommendation.pdf

10 Id. At 2.

11 Id. At 4.

12 Remarks for Telephone Call with SEC Investor Advisory Committee Members, Chairman Jay Clayton, Feb. 6, 2019. Available at https://www.sec.gov/news/public-statement/clayton-remarks-investor-advisory-committee-call-020619/

13 Sustainability Accounting Standards Board [SASB], State of Disclosure Report 2017, (2017) https://www.sasb.org/wp-content/uploads/2017/12/2017State-of-Disclosure-Report-web.pdf

14 Id. at 2.

15 Id.

16 Id.

17 Id. at 3.

18 PWC Governance Insights Center, Investors, Corporates, and ESG: Bridging the Gap, 6 (Oct. 2016), https://www.pwc.com/us/en/governance-insights-center/publications/assets/investors-corporates-and-esg-bridging-the-gap.pdf.

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Material diversity proposals are supported by investors

The SASB’s standards have attracted wide support from the investment community. The SASB Investor Advisory Group, 48 global asset owners and asset managers, includes seven of the world’s ten largest investment advisers. Members of this group “[b]elieve SASB’s approach—which is industry-specific and materiality-focused—will help provide investors with relevant and decision-useful information,” and “[b]elieve that SASB standards can inform integration of sustainability factors into investment and/or stewardship processes, such as corporate engagement and proxy voting.”19 Members of the SASB Investor Advisory Group and SASB Alliance, “a growing movement of organizations that believe standardized, industry-specific, and materiality-based standards help companies and investors adapt to the market’s expectations,” comprise among others pension funds of six states.20

Shareholder resolutions regarding diversity, and those explicitly referencing EEO-1 category percentage disclosures, receive increasing support over time. This table summarizes numbers of EEO-1 resolutions filed, and average level of shareholder support, that are available in the Ceres and Trillium databases by year since 2015:21

Year	Number of proposals filed	Average support level (%)

2015	3	24.4

2016	4	27.0

2017	9	32.4

2018	9	40.6

2019	5	42.6

The study referenced in the proposal is significant and should not be dismissed

The Massachusetts Institute of Technology Sloan Management Review teamed with CultureX and Glassdoor on the Culture 500 project to rank companies based on a series of cultural factors, culled from employee comments on the Glassdoor website.22 Based on an analysis of Glassdoor reviews, Fastenal ranks 478 out of 496 major corporations on the diversity dimension. In the Supply Chain and Logistics Industry Grouping, Fastenal ranks 17 out of 18. Even more concerning from a governance standpoint is Fastenal’s ranking on the Integrity dimension, explained as, “Employees consistently act in an honest and ethical manner. Do the right thing; Be ethical; Play by the rules.” Here, Fastenal ranks 445 out of 527. In the Supply Chain and Logistics Industry Grouping, Fastenal ranks 15 out of 18.

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19 https://www.sasb.org/investor-use/supporters/

20 https://www.sasb.org/alliance-membership/organizational-members/

21 https://www.ceres.org/resources/tools/climate-and-sustainability-shareholder-resolutions-database; https://trilliuminvest.com/approach-to-sri/shareholder-proposals/?wpv-company=0&wpv-issue-type=workplace-diversity&wpv_filter_submit=Search

22 Donald Sull, Charles Sull, and Andrew Chamberlain, Measuring Culture In Leading Companies, June 24, 2019. Available at https://sloanreview.mit.edu/projects/measuring-culture-in-leading-companies/

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While our Company glosses over the study by stating that “[w]e do not believe the study cited in the proposal should be viewed as the conclusive authority on such matters,” Glassdoor data have been used in academic studies to predict both financial returns and financial fraud. For example, Ning et al. found a positive correlation between general employee satisfaction as measured on Glassdoor and corporate performance. 23 Ji et al. discovered that firms with lower levels of job satisfaction (as measured by employees) and lower levels of “culture and values” are more likely to be subjected to SEC fraud enforcement actions and securities class action lawsuits.24

This information should not be considered to be confidential

U.S. corporations have long sought to conceal their diversity statistics under the cloak of “confidentiality,” or by arguing that EEO-1 data are misleading. The Department of Labor (DoL) has traditionally sided with business in refusing Freedom of Information Act (FOIA) requests for diversity statistics on this basis. In response to a 2017 lawsuit filed by the Center for Investigative Reporting, however, the Department determined in October 2018 that it will release EEO-1 data over the objections of government contractors from now on.25 Reluctance to disclose about diversity can sometimes be instructive. Palantir Technologies, in its attempt to block the DoL from complying with a FOIA EEO-1 request, declared that a diverse workforce is more “than just a legal concept; it is a business imperative.”26 But the company’s forced disclosure revealed that only 23% of its managers were female. Palantir, accused of hiring discrimination by the U.S. government, recently settled for $1.7 million.27 The investor protection and public interest aspects of EEO-1 diversity disclosure dwarf sometimes sham concerns about confidentiality and misinterpretation.

CONCLUSION

Fastenal Company opposes issuing financially material disclosure that provides decision-useful investor protection as it serves the public interest. We therefore urge a “Yes” vote for Proposal 4 on the 2020 Fastenal Proxy Statement.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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23 Ning Luo, Yilu Zhou and John J. Shon, Employee Satisfaction and Corporate Performance: Mining Employee Reviews on Glassdoor.com, Thirty Seventh International Conference on Information Systems, Dublin 2016, available at https://pdfs.semanticscholar.org/b784/71ca2ac990e3ab2d70283e42e2bb5d3a8f7a.pdf

24 Ji, Yuan and Rozenbaum, Oded and Welch, Kyle, Corporate Culture and Financial Reporting Risk: Looking Through the Glassdoor (June 1, 2017). Available at SSRN: https://ssrn.com/abstract=2945745

25 Will Evans and Sinduja Rangarajan, “We got the government to reverse its longtime policy to get Silicon Valley diversity data,” https://www.revealnews.org/blog/we-got-the-government-to-reverse-its-longtime-policy-to-get-silicon-valley-diversity-data/

26 Id.

27 “US DEPARTMENT OF LABOR SETTLES CHARGES OF HIRING DISCRIMINATION WITH SILICON VALLEY COMPANY,” Press Release, April 25, 2017. Available at https://www.dol.gov/newsroom/releases/ofccp/ofccp20170425

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